Exhibit 99.1

Fifth Street Finance Corp.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended December 31, 2012	Year Ended September 30, 2012	Year Ended September 30, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009	Year Ended September 30, 2008
Earnings:

Net increase in net assets resulting from operations	$17,843,334	$79,400,695	$30,206,514	$22,416,350	$6,193,797	$3,257,936
Income tax expense, including excise tax	—	—	114,928	61,743	9,523	—

Total earnings before taxes	$17,843,334	$79,400,695	$30,321,442	$22,478,093	$6,203,320	$3,257,936

Fixed Charges:
Interest expense	$7,156,287	$23,244,934	$15,136,573	$1,929,389	$636,901	$917,043

Total fixed charges	$7,156,287	$23,244,934	$15,136,573	$1,929,389	$636,901	$917,043

Earnings available to cover fixed charges	$24,999,621	$102,645,629	$45,458,015	$24,407,482	$6,840,221	$4,174,979
Ratio of earnings to fixed charges	3.49	4.42	3.00	12.65	10.74	4.55